Ovid Therapeutics Inc.

441 Ninth Avenue, 14th Floor

New York, New York 10001

December 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ovid Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-292151

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, Ovid Therapeutics Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 22, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Laura Berezin and Jaime L. Chase of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime L. Chase at (202) 728-7096, or in her absence, Laura Berezin of Cooley LLP, counsel to the Registrant, at (650) 843-5128.

Very truly yours,

OVID THERAPEUTICS INC.

By:	/s/ Jeff Rona
Name:	Jeff Rona
Title:	Chief Business and Chief Financial Officer

cc:	Jeff Rona, Ovid Therapeutics Inc.

Laura Berezin, Cooley LLP

Jaime L. Chase, Cooley LLP